Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our report dated February 22, 2024 relating to the consolidated and consolidating financial statements of Casa Shares Assets, LLC, which comprise the balance sheet as of September 30, 2023 and the related consolidated and consolidating statements of comprehensive loss, changes in members’ equity, and cash flows for the period July 17, 2023 (date of inception) through September 30, 2023, and the related notes to the consolidated and consolidating financial statements.

/s/ Morison Cogen LLP

Blue Bell, Pennsylvania

February 29, 2024